February 4, 2010

Pamela A. Long Assistant Director United States Securities and Exchange Commission Mailstop 4631 Washington, D.C. 20549

Re:
Lihua International, Inc.
Registration Statement on Form S-3, Filed January 8, 2010, as amended
File No.: 333-164269

Quarterly Report on Form 10-Q for the Period Ended September 30, 2009
Filed on November 16, 2009
File No.: 001-34445

Dear Ms. Long::

On behalf of our client, Lihua International Inc., a Delaware corporation (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the "Commission") on January 29, 2010 (the "Staff’s Letter").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Additionally, we transmit herewith for filing with the Commission one complete electronic version of Amendment No. 2 to the Company’s Registration Statement on Form S-3 (the “Amended Registration Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended Registration Statement and all exhibits filed therewith.

The Amended Registration Statement responds to the comments set forth in the Staff’s Letter.

General

1.
Based upon the number of shares of common stock currently outstanding and the number of shares beneficially owned by non-affiliates, please advise us as to the basis upon which you are eligible to register this transaction on Form S-3. Refer to General Instruction I.B.1 of Form S-3. We note that you have checked the "Non-accelerated filer" box on the cover of the registration statement. We also note that the number of shares of common stock outstanding as of December 31, 2009 has not changed since the filing of your Post Effective Amendment to Form S-1 on September 22, 2009 (please see disclosure in the first paragraph on page 7 and disclosure starting on page 7 of the Post Effective Amendment, File No. 333-156120).

The Company followed General Instruction I.B.1., which requires that the aggregate market value of the Company’s voting and non-voting common equity be computed by use of the price at which common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing the Form S-3.  The Company determined that on January 8, 2010, the aggregate market value of the Company’s outstanding voting and non-voting common equity as listed on the NASDAQ Capital Market was approximately $115.65 million.  In reaching this conclusion, the Company determined that on such date it had approximately 10,030,683 outstanding shares of voting and non-voting common stock held by non-affiliates, and the Company’s common stock closed at $11.53 per share on the NASDAQ Capital Market.

The Company followed Rule 12b-2 as promulgated under the Securities Exchange Act of 1934 to determine on June 30, 2009 (the last day of the Company’s second fiscal quarter) that the Company would be a non-accelerated filer as of December 31, 2009. The Company’s public float as of June 30 was -0-, because the Company’s common stock was not listed or quoted on any national securities market or over-the-counter quotation system at such time.  However because the Company’s 2008 revenues exceeded $50 million, the Company did not qualify as a “smaller-reporting company”, so as a result the Company is deemed to be a “non-accelerated filer.”

Calculation of Registration Fee

2.
We note from footnote (3) to the fee table that you are purporting to register an indeterminate amount of securities as may be issued in exchange for or upon conversion of the other securities registered hereunder. Please note that you. may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 may not be used to register for resale an indeterminate amount of shares resulting from the operation of a conversion formula. You must make a good-faith estimate of the number of shares you may issue upon conversion to determine the amount you may register. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to resell the additional shares. Please revise. See Section 213 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website at http://ww.sec.gov/divisions/corpfin/guidance/securitiesactrules-interp.htm.

The Company has revised the footnote to the fee table in the Amended Registration Statement in accordance with the Staff’s comments.

Risk. Factors. page 5

3.
We note that you direct the investors to consider the risks in your most recent Registration Statement on Form S-1; however, your Form S-1 is not incorporated by reference into this filing, nor is such incorporation permissible in accordance with Item 12 of Form 5-3. Please revise your disclosure to refer solely to information which is incorporated in this prospectus by reference.

The Company has revised the Amended Registration Statement to delete the statement that investors should consider the risks in the Company’s most recent Registration Statement on Form S-1, and instead has included additional risk factors beginning on page 5.

Description of the Securities

Capital Stock, page 6
General. page 6

4.
Please revise the end of the first sentence of the introductory paragraph to remove the statement that the disclosure in this section is not complete". A summary, by its nature, is not complete. This language suggests that you may not have provided a materially complete summary.

The Company has revised the first sentence in accordance with the Staff’s comments.

Legal Matters, page 20

5.	Please revise your disclosure to indicate that counsel's opinion will cover all securities subject to this registration statement, and that it would not be limited to only "certain" securities.

The Company has revised the disclosure under the section entitled “Legal Matters” to delete the reference that the Loeb & Loeb LLP opinion is limited to only certain securities.

Part  II

Item 16.  Exhibits, page 25

Exhibit 5.1 Opinion of Loeb & Loeb LLP as to the legality of certain securities being registered

6.
We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

At the time of each takedown, we will file an unqualified opinion that omits all of the assumptions regarding the future issuance of the specific securities being sold.  In providing the Commission with this confirmation, we are assuming that at such times we will be engaged as securities counsel to the Company.

7.
Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law includes the statutory provisions and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

As the Company’s legal counsel we confirm to the Commission that our reference to the Delaware General Corporation Law in our opinion includes the statutory provisions and any reported judicial decisions interpreting these laws.  We will file as correspondence on EDGAR such confirmation.

8.
We note counsel's statement that it does not express any opinion with respect to the enforceability of provisions relating to choice of law, venue, jurisdiction or waivers of jury trial or any waiver of a usury defense. Please tell us supplementally why these matters are not already covered by the exceptions to the opinion for bankruptcy and similar laws, general principles of equity and public policy considerations. We may have additional comments upon review of your response.

The specific exception to providing any opinion regarding the enforceability of provisions relating to choice of law, venue, jurisdiction or waivers of jury trial or any waiver of a usury defense is standard language in our legal opinions, which is always addressed separately from the exception to the opinion for bankruptcy and similar laws, general principles of equity and public policy considerations.  First, “bankruptcy and similar laws and general principles of equity” do not cover matters related to enforceability of choice of law, venue, jurisdiction or waivers of jury trial or any waiver of a usury defense. Accordingly, there is no duplication of coverage in that language.   With respect to the remainder of the exception, i.e., public policy, considerations, while it is possible that there may be some overlap between public policy considerations and counsel’s statement, there is no specific precedent, case law or otherwise, which confirms that the exception related to “application of public policy considerations,” would cover enforceability of provisions relating to choice of law, venue, jurisdiction or waivers of jury trial or any waiver of a usury defense”.  Accordingly, we would have to first analyze particular cases and their precedent, as well as interpretations of those cases and whether they would apply based upon the specific facts and circumstances of a given situation, before any determination could be made as to whether a public policy consideration is applicable or would be a persuasive argument in a court of law.  With respect to our opinion, to collapse the exception regarding the enforceability of provisions relating to choice of law, venue, jurisdiction or waivers of jury trial or any waiver of a usury defense into the exception for public policy considerations could be problematic if such public policy considerations were unacceptable to the court and denied, leaving our opinion without the benefit of the specific exception. Further, we don’t believe that any perceived duplication has the effect of broadening the scope of the exceptions to our opinion.

Exhibit 23.1 Consent of Independent Accountants

9.
Please have your accountants revise their consent to include language consenting to them being named as experts in the registration statement. In. addition, please refer to the Form S-3 as a registration statement rather than a current report.

The Company’s accountants have revised their consent in accordance with the Staff’s comment.

Undertakings, page ..26

10.	Please revise your disclosure to include the undertakings set forth in Items 512(b) and (c) of Regulation S-K, and to remove the undertakings of Item 512(i) as inapplicable.

The Company advises that the disclosure did include the undertakings set forth in Item 512(b).  The Company respectfully disagrees that the undertaking set forth in Item 512(c) is applicable.  Item 512(c) relates to warrants and rights offerings, in which the securities registered are to be offered to existing security holders pursuant to warrants or rights and any securities not taken by the security holders are to be re-offered to the public.  The Company has removed the undertakings of Item 512(i) as inapplicable.

Quarterly Report on Form 10-Q for the Period Ended September 30. 2009

Overview, page 28

11.
We note that you have increased capacity and sales during the periods presented, including adding sales of copper wire and copper rods which appear to be new product lines. With a view towards future disclosure, please supplementally explain to us the differences in the markets and customers for CCA, copper wire. and copper rods and address the specific underlying reasons for the increased demand for each product line, including whether you expect demand to continue at current levels or continue to increase. Please also indicate whether you expect to continue to operate at or near capacity and address the potential impact of operating at capacity.

In the Company’s future filings they will include the following disclosure:

Our markets for our three main product categories overlap to a degree, and are characterized by their breadth and depth, with a very large number of current and potential customers for each product category.  Copper rod is a raw material used in wire and cable production.  Our copper rod, which is manufactured from recycled scrap copper, competes directly with copper rod made from “virgin” (e.g. newly mined) copper.  To date, our raw material costs for bulk scrap copper have been lower than prices for virgin copper, which provides us with a pricing advantage in the market.  During 2009, we sold copper rod to approximately 100 customers, most of which are producers of smaller diameter copper wire used in power cables ranging in size from high voltage power transmission cables to white good applications such as internal wiring in household appliances and consumer electronics.  Our copper wire, which is sold in a variety of diameters and may have undergone further in-line processing such as coating with plastic, is sold to many of the same types of end-use customers who purchase copper wire from our copper rod customers.  These include manufacturers of a wide range of power cables and products that incorporate wiring, such as household appliances, automobiles, consumer electronics and telecommunications equipment.  Our CCA wire is sold to many of these manufacturers also.  CCA wire sells at a lower cost per unit of weight than pure copper wire, due to the relatively lower density of the aluminum core which makes up most of the volume of CCA wire.  Our CCA wire offers conductivity performance characteristics that are only marginally below those of pure copper wire, which means they are attractive in a wide variety of product applications where a slight reduction in conductivity standards is tolerable (such as most household appliance, automotive, consumer electronic and telecommunications applications).  Examples of relatively high tolerance product applications where our CCA wire would not provide an acceptable replacement option for pure copper wire would be military/space equipment and wiring in nuclear power plants.  One low tolerance product category that requires pure copper wire rather than our less costly CCA wire is electric motors, which require on pure copper wire windings.  The markets for each of our three product lines are growing rapidly, due both to growing demand in China for all types of basic wire raw materials and the relative cost advantages our product lines carry over “virgin” pure copper competitor products.

We believe that we are well positioned to continue to capture further market share in the wire industry. CCA and copper wire are increasingly being accepted as alternatives to pure copper wire. As a result, our sales and net income have grown substantially over the last three years. We generated sales of $15.7 million in 2006, $32.7 million in 2007 and $50.0 million in 2008, representing a Compound Annual Growth Rate (“CAGR”) of 78.2%. We achieved net income of $4.5 million in 2006, $7.7 million in 2007 and $11.7 million in 2008, representing a CAGR of 61.3%. Adoption of CCA and recycled copper wire as alternatives to pure copper wire will likely increase, and we expect that our sales and net income should continue to grow as a result. During the nine months ended September 30, 2009, we generated sales of $110.3 million and net income of $9.5 million, up 182.5% and down 2%, respectively, from the same nine-month period in 2008.

Our capacity to sell our copper rod, recycled copper wire products (drawn from copper rod) and CCA wire products (drawn from larger diameter CCA wire) is limited by the equipment we have installed to produce these products.  Our copper rod is made from bulk scrap copper, which is cleaned, purified and smelted in large capacity smelter units.  At the present time we have a single horizontal copper rod extrusion production line, fed by two smelters, which is capable of producing 25,000 tons of copper rod per year in total.  As noted above, in the nine months ended September 30, 2009 we sold 8,032 tons of copper rod, all of which was produced on this smelter/extrusion line.  As of December 31, 2009, we operated approximately 80 high speed wire drawing machines, which draw larger diameter copper rod or CCA rod into much finer diameter wires, with a total capacity of approximately 7,500 tons per annum of CCA wire and approximately 18,000 tons per annum of copper wire.  Certain of these drawing machines incorporate additional production steps such as coating, annealing or magnetizing the fine wire produced.  These drawing machines are manufactured to our design and specifications by custom equipment manufacturers located in China.  We are not dependent on any single custom equipment manufacturer for the fabrication of our drawing lines.  We anticipate that we will add six additional high-capacity drawing machines in the first two quarters of 2010, all of which will be used to draw copper wire from our copper rod, and which will increase our annual capacity to 25,000 tons of copper wire.  We further anticipate that we will continue to add drawing machines in the second half of 2010.  We may also add to our smelter/extrusion capacity in the second half of 2010 or the first half of 2011, so that we can increase our production volumes of copper rod.  Accordingly, we do not anticipate that our sales will be capacity-constrained in the near future, even if we continue to experience rapid sales growth.

Product Breakdowns, page 36

12.
We note that in your annual and quarterly filings you did not consistently provide volume and sales price disclosures related to your sales. Please revise future filings to include volume and sales price disclosures by product line for each period presented.

The Company confirms that it will include both volume and sales price disclosures in its future filings.

Liquidity and Capital Resources. page 36

13.
We note the significant improvement in your days sales outstanding during the periods presented. With a view towards future disclosure, please provide us with an analysis explaining this significant improvement. As part of your explanation please provide quantitative supporting information and tell us if you anticipate this trend will continue, We also note the disclosure on page 30 that states your collection practices generally consist of cash payment on delivery; however you may also extend credit for 30-60 days to certain established customers. Please supplementally tell us and enhance your disclosures in future filings to describe the circumstances when you collect cash on delivery, when you extend credit, and the frequency of each. For example, please explain whether you collect cash or extend credit for a specific type of product or customer.

In the Company’s future filings they will include the following disclosure:

Our Days Sales Outstanding (DSO) has improved because of the change in our product mix. In 2008, we produced 5,966 tons of CCA wire, which was the only product during that year. In the first quarter of 2009, we commenced operations of our smelter/extrusion production line that manufactures recycled copper rod. During the third quarter of 2009, we produced 1,417 tons of CCA wire, 2,159 tons of Copper Wire and 2,473 tons of Copper Rod, but during the same period of 2008 we only produced 1,583 tons of CCA wire. As CCA is an emerging product in China, Lihua extends credit terms to some of its larger customers. However, pure copper products, such as our copper rod and copper wire, are in such high demand that we don’t have to extend credit terms, which is the primary reason our overall DSO has improved as we have introduced recycled copper wire and copper rod as new product lines. Our customers often purchase more than one type of product from us (for example, they may purchase CCA wire and copper wire).  CCA wire purchases are generally accorded 30 to 60 day payment terms, depending upon the creditworthiness of the customer, while the copper wire (and copper rod) purchases are payable upon delivery to the customer, which may occur two to seven days after we ship the product and recognize our revenue. This decision to extend terms or to collect payment upon receipt (essentially a “cash sale”, although due to the shipping time this effectively becomes a very short receivable), is based primarily upon the product type. We may extend terms for CCA purchases to a credit-worthy customer, but for that same customer require payment upon delivery for purchases of copper rod and/or copper wire.  The table below compares the quarter ended September 30, 2009 with the quarter ended September 30, 2008, and demonstrates that our product mix has shifted substantially to these new lines that generally are associated with much lower levels of accounts receivable per revenue dollar.

	Three months ended,
	September 30, 2009			September 30, 2008
	Sales	Volume (m.t.)	AR	Sales	Volume (m.t.)	AR

CCA wire	$9,174,017	1,417		$14,310,692	1,583
Copper wire	$17,154,834	2,159		-	-
Copper rod	$14,584,497	2,473		-	-
Total	$40,913,348	6,049	$7,183,128	$14,310,692	1,583	$4,330,367

Item 4T. Controls and Procedures, page 38

Evaluation of Disclosure Controls and Procedures, page 38

14.
We note your qualification at the end of the first paragraph under Item 4T. Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your future filings that qualify, the design, operation, and effectiveness of your disclosure controls and procedures.

In accordance with the Staff’s comments, the Company will not include language in its future filings that qualify the design, operation, and effectiveness of the Company’s disclosure controls and procedures.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Very truly yours,

/s/ Tahra Wright

Tahra Wright, Esq.